Attachment to Form 4
Note (2)

 On May 14, 2007, the Michael J. Jandernoa
Trust (the "MJJ Trust"), of which Mr. Jandernoa
is Trustee, entered into a Variable Prepaid
Stock Purchase Agreement (the "Variable Prepaid
Agreement").  The Variable Prepaid Agreement
relates to one or more tranches, for a total of
up to 770,000 shares of Perrigo Company (the
"Company") common stock ("Common Stock").  On
May 16, 2007, the pricing under the Variable
Prepaid Agreement was finalized and the shares
were divided into two tranches of 385,000
shares each, with the first tranche having a
Maturity Date of May 18, 2009 ("Tranche No. 1")
and the other having a Maturity Date of
November 16, 2009 ("Tranche No. 2").  The
Variable Prepaid Agreement constitutes a sales
plan under Rule 10b5-1(c).

 The Variable Prepaid Agreement provides
that the MJJ Trust will deliver on the
respective Maturity Date in settlement of each
Tranche, an aggregate number of shares of
Common Stock (or, at the option of the MJJ
Trust, the cash equivalent of such shares)
equal to the product of (i) the Base Amount of
385,000 shares for each Tranche and (ii) the
Settlement Ratio of each Tranche.

 On May 18, 2009, Tranche No. 1 settled.
Under the terms of the Variable Prepaid
Agreement, the MJJ Trust delivered 317,036
shares of Common Stock to the counterparty and
the remaining 67,964 shares of Common Stock
pledged pursuant to Tranche No. 1 were returned
to the MJJ Trust.

 On November 16, 2009, Tranche No. 2
settled.  The Settlement Price of $39.664286
per share was determined by dividing the
Tranche No. 2 Hedged Value ($19.5043) by a
fraction, the numerator of which was equal to
the sum of the fractions obtained by dividing
the Tranche No. 2 Hedged Value by the relevant
closing price of Common Stock on each of the
seven trading days preceding and including the
Maturity Date, and the denominator of which was
equal to seven.  Because the Settlement Price
for Tranche No. 2 was greater than the Tranche
No. 2 Upside Limit of $23.4052, the Settlement
Ratio for Tranche No. 2 equaled the sum of the
Tranche No. 2 Hedged Value divided by the
Settlement Price for Tranche No. 2 and a
fraction, the numerator of which was equal to
the difference between the Settlement Price for
Tranche No. 2 and the Tranche No. 2 Upside
Limit, and the denominator of which was equal
to the Settlement Price for Tranche No. 2.  As
a result of multiplying the Settlement Ratio by
the Base Amount of 385,000 shares, the MJJ
Trust was obligated to deliver 337,670 shares
of Common Stock to the counterparty.  The
remaining 47,330 shared pledged pursuant to
Tranche No. 2 were returned to the MJJ Trust.

[End of Attachment]